SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                  FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2000

                                   OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF
                        THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to ________.

                        Commission file number 0-8467

A. Full title of the plan and the address of the plan, if different from that of the issuers named below:

                              WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                WesBanco, Inc.
                                 1 Bank Plaza
                               Wheeling, WV 26003









                         AUDITED FINANCIAL STATEMENTS

                         AND SUPPLEMENTAL INFORMATION

                             WESBANCO, INC. KSOP

                     Years ended December 31, 2000 and 1999
                      with Report of Independent Auditors




                           WesBanco, Inc. KSOP

         Audited Financial Statements and Supplemental Information

                 Years ended December 31, 2000 and 1999




                               Contents
                               --------



Report of Independent Auditors                                        1


Audited Financial Statements


Statements of Net Assets Available for Benefits                       2
Statements of Changes in Net Assets Available for Benefits            3
Notes to Financial Statements                                         4-10


Supplemental Information



Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)      11
Schedule H, Line 4(j) - Schedule of Reportable Transactions           12






                   Report of Independent Auditors

Pension Committee
WesBanco, Inc.

We have audited the accompanying statements of net assets available for benefits of the WesBanco, Inc. KSOP (Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2000, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ Ernst & Young LLP

June 13, 2001




                             WesBanco, Inc. KSOP
               Statements of Net Assets Available for Benefits


                                                          December 31,
                                                  --------------------------
                                                       2000          1999
                                                  ------------   -----------

Assets

Investments at fair value:
   Participant-directed investments                $ 7,747,773   $ 5,931,203

   Non participant-directed investments: *
     Cash and short term investments                   407,162       383,305
     Allocated WesBanco stock                       10,721,899    11,906,026
     Unallocated WesBanco stock                            ---       319,927
     WesBanco stock                                  2,776,267     3,170,180
                                                   -----------   -----------
Total non participant-directed investments          13,905,328    15,779,438

Contributions receivable                                44,217       161,970
Accrued assets                                         134,431       141,207
                                                   -----------   -----------
Total Assets                                        21,831,749    22,013,818


Liabilities
Note payable to bank                                       ---       350,000
                                                   -----------   -----------
Net Assets available for benefits                  $21,831,749   $21,663,818
                                                   ===========   ===========


* Includes participant-directed investments that cannot be readily determinable.

The accompanying Notes to Financial Statements are an integral part of these financial statements.




                                     2



                            WesBanco, Inc. KSOP

          Statements of Changes in Net Assets Available for Benefits




                                                          December 31,
                                                   -------------------------
                                                      2000          1999
                                                   -----------  ------------
Additions:
Contributions and contributions receivable:
  Employer                                         $ 1,098,286   $ 1,131,918
  Employees                                          1,235,894     1,262,016
  Assets from merged plans                             835,211    15,655,705
                                                   -----------   -----------
                                                     3,169,391    18,049,639



Investment Income:
  Interest and dividends                             1,435,459     1,061,878

Net realized losses and unrealized
  depreciation in fair value
  of investments                                    (2,166,007)   (1,586,403)

Deductions:
   Distributions to partcipants                      2,241,608     4,362,804
   Payments of interest on note payable                 29,304        44,195
                                                   -----------   -----------
                                                     2,270,912     4,406,999

Net additions                                          167,931    13,118,115

Net Assets available for benefits
   at beginning of year                             21,663,818     8,545,703
                                                   -----------   -----------
Net Assets available for benefits
   at end of year                                  $21,831,749   $21,663,818
                                                   ===========   ===========


The accompanying Notes to Financial Statements are an integral part of these financial statements.



                                     3


                           WesBanco, Inc. KSOP
                      Notes to Financial Statements


Note 1 - Plan Description
-------------------------
The following brief description of the WesBanco, Inc. KSOP (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement and Summary Plan description for more complete information. The WesBanco, Inc. KSOP includes an Employer Stock Ownership Plan (ESOP), established on December 31, 1986, which is a non-contributory, defined contribution plan and the Plan also qualifies as a cash or deferral arrangement under Section 401(k) of the Internal Revenue Code effective January 1, 1996. The trustee of the ESOP and 401(k) is the Trust Department of WesBanco, Inc.

WesBanco, Inc. is a bank holding company offering a wide range of financial services, including trust and mortgage banking services, through offices located in West Virginia and Eastern Ohio. During 2000, the Plan covered substantially all employees of WesBanco, Inc. (the Company) who met the eligibility requirements. Effective January 1, 1999, Commercial BancShares' KSOP was merged into WesBanco's KSOP. Effective January 1, 2000 Vandalia National Corporation, the Bank of McMechen, Albright National Bank of Kingwood, and Shawnee Bank, Inc. 401(k) plans were merged into WesBanco's KSOP.

ESOP contributions are made to participants who complete 1,000 hours of service during the Plan year and who are actively employed on December 31. The ESOP has the ability to borrow money and use the proceeds of the loan to buy common stock of the Company. The ESOP holds common stock in a suspense account until principal payments are made on the loan. As loan payments are made, an amount of common stock is released from the suspense account and allocated to the accounts of the participants based on the participant's compensation.

The borrowing is collateralized by the unallocated shares of stock and periodic payments are guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the notes to the financial statements of the Plan for the years 2000 and 1999 present separately the assets and liabilities and changes therein pertaining to: (a) the stock that has been allocated to the accounts of the employees (allocated) and (b) stock not yet allocated to the accounts of employees (unallocated). At December 31, 2000 the Plan holds 574,390 shares of WesBanco stock, of which all shares were allocated to specific employee accounts.

Contributions to the ESOP by the Company are made in an amount determined by the Board of Directors. For any year in which the loan is outstanding, the contribution may be no less than is needed to pay the principal and interest on the loan for that year. Contributions and forfeitures are allocated to participants in proportion to each participant's compensation, but cannot exceed the lesser of $30,000 or 25% of such participant's compensation during the Plan year.

Participant's interests in the ESOP are fully vested after five years of service. Generally, terminations of employment for reasons other than death, normal retirement or permanent disability prior to completion of five years of service results in forfeiture.



                                     4


                           WesBanco, Inc. KSOP
                      Notes to Financial Statements


Note 1 - Plan Description (continued)
-------------------------------------
Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in lump sum or installments over a period that the participant selects, within certain Plan restrictions.

Trustee fees may be paid by the Plan or Plan Sponsor (WesBanco, Inc.), at the discretion of the Plan Sponsor.

The Plan, which falls under the guidelines of Section 401(k), established on January 1, 1996, provides for salary deferral and matching employer contributions. The Plan is designed to enable eligible employees to invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator. Effective January 1, 1999, employer matching contributions may be paid to the Trust in cash or shares of employer stock as determined by its Board. An employee shall become a participant in the plan on the employee's employment date effective on January 1, April 1, July 1 or October 1 following such employee's employment date, if the employee has reached the employee's twenty-first birthday.

Matching contributions to the 401(k) equal 50% of the first 2% of compensation deferred and 25% of the next 2% of compensation deferred. The amount of the contribution will not be greater than the amount permitted by federal law. Participant's interest are 100% vested in the employee deferral, employer matching, and rollover accounts.

Hardship distributions can be made from a participant's employee deferral account (401(k)) with approval by the Plan Administrator, if specific criteria is met.

The Plan is administered by a committee comprised of employees and Directors appointed by the Board of Directors of the Company.




                                     5

                           WesBanco, Inc. KSOP
                      Notes to Financial Statements


Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------
The financial statements of the Plan are prepared on the accrual basis. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

Valuation of Investments
------------------------
Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the date are valued at the average of the last reported bid and ask prices. The fair value of participation units in mutual funds is based on quoted redemption values.

Use of Estimates
----------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Priorities Upon Termination of the Plan
---------------------------------------
The Company reserves the right to terminate the Plan at any time. In the event the Plan is completely or partially terminated or the Company determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants' accounts will immediately become fully vested and nonforfeitable. The trustee will be directed to either continue to hold the property in the participants' accounts in accordance with the provisions of the Plan until such accounts would become distributable under the provisions of the Plan, or distribute to such participants all property allocated to their accounts.

Note 3 - Transactions with Parties-In-Interest
----------------------------------------------
Legal, accounting and other administrative fees are paid at the discretion of the Sponsor by the Plan or Plan Sponsor. WesBanco, Inc. provides investment advisory services for the WesMark funds. The Plan is administered by the Plan Sponsor.


                                     6


                           WesBanco, Inc. KSOP
                      Notes to Financial Statements


Note 4 - Note Payable
---------------------
During 2000, the WesBanco ESOP Trust renewed a revolving line of credit with an affiliated lender. Conditions of the loan agreement provide for a revolving line of credit in the aggregate amount of $2,000,000 to facilitate purchases of WesBanco Common Stock in the open market. The loan bears interest at a rate equal to the lender's base rate and requires annual repayments of principal equal to 20% of the balance at January 1 of each year. The loan has a final maturity date of 5 years from the date of inception. The $2,000,000 revolving line of credit had a balance of zero and $350,000 as of December 31, 2000 and 1999, respectively.

Note 5 - Income Tax Status
--------------------------
The Plan has received a determination letter from the Internal Revenue Service dated May 28, 1998, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 6 - Investments
--------------------
All investment information disclosed in the accompanying financial statements and schedules in total and by fund, including investments held at December 31, 2000 and 1999 and net appreciation / (depreciation) in fair value of investments, interest, dividends and investment management fees for the years ended December 31, 2000 and 1999, were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the Trustee.





                                     7


                           WesBanco, Inc. KSOP
                      Notes to Financial Statements


Note 6 - Investments (continued)
--------------------------------
The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                       Fair Market Value
                                                   -------------------------
                                                      2000          1999
                                                   -----------   -----------
WesBanco Common Stock (574,390 and 592,159
    Shares in 2000 and 1999 respectively)*         $13,498,166   $15,396,133
WesMark Growth Fund                                  2,884,488     1,512,083
Harbor Capital Appreciation Fund                     1,212,965     1,388,572



* Non-participant directed


Nonparticipant-Directed Investments
-----------------------------------
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                               December 31, 2000
                                   -----------------------------------------
                                       Stock      Allocated   Unallocated
                                       Fund       ESOP Fund    ESOP Fund
                                   -----------------------------------------
Investments at fair value:
    WesBanco Common Stock          $ 2,776,267   $10,721,899     $       ---
    Interest-bearing cash                  ---       407,162             ---
                                   -----------------------------------------
Total Investments                  $ 2,776,267   $11,129,061     $       ---
                                   =========================================




                                     8


                           WesBanco, Inc. KSOP
                      Notes to Financial Statements



Note 6 - Investments (continued)
--------------------------------
Nonparticipant-Directed Investments (continued)
-----------------------------------------------

                                               December 31, 1999
                                   -----------------------------------------
                                       Stock      Allocated   Unallocated
                                       Fund       ESOP Fund    ESOP Fund
                                   -----------------------------------------

Investments at fair value:
   WesBanco Common Stock           $ 3,170,180    $11,906,026   $   319,927
   Interest-bearing cash                   ---        383,305           ---
                                   -----------------------------------------
Total investments                  $ 3,170,180    $12,289,331   $   319,927
                                   =========================================







                                   -----------------------------------------
                                       Stock      Allocated   Unallocated
                                       Fund       ESOP Fund    ESOP Fund
                                   -----------------------------------------

Nonparticipant-Directed
  Investments at 1/1/2000          $ 3,170,180    $12,289,331   $   319,927
Additions:
  Interest and dividends               112,557        423,218        13,720
Contributions:
  Employer                             448,721        395,913         4,088
  Loan repayments                        3,797            --            ---
Deductions:
  Distributions to participants
    or beneficiaries                  (199,186)    (1,035,613)          ---
  Net transfers                       (415,159)       339,891      (339,891)
ESOP activity:
  Interest expense                         ---            ---       (29,304)
  Net realized and unrealized
   (depreciation) appreciation        (344,643)    (1,283,679)       31,460

Nonparticipant-Directed            -----------------------------------------
  Investments at 12/31/2000        $ 2,776,267    $11,129,061   $       ---
                                   =========================================






                                     9

                           WesBanco, Inc. KSOP
                      Notes to Financial Statements




Note 6 - Investments (continued)
--------------------------------
Nonparticipant-Directed Investments (continued)
-----------------------------------------------



                                   -----------------------------------------
                                       Stock      Allocated    Unallocated
                                       Fund       ESOP Fund     ESOP Fund
                                   -----------------------------------------

Nonparticipant-Directed
  Investments at 1/1/1999          $   582,975    $ 5,105,822   $       ---
Additions:
  Interest and dividends                88,985        363,982        14,181
Contributions:
  Employer                             250,174        127,017     1,036,548
  Employee                             312,453            ---           ---
  Assets from merged plans           3,534,602     10,358,895           ---
  Loan repayments                        2,815            ---           ---
Deductions:
  Distributions to participants
    or beneficiaries                (1,074,549)    (1,489,768)          ---
  Net transfers                       (294,348)      (316,867)     (619,986)
ESOP activity:
  Interest expense                         ---            ---       (44,195)
  Net realized and unrealized
    depreciation                      (232,927)    (1,859,750)      (66,621)
                                   -----------------------------------------
Nonparticipant-Directed
  Investments at 12/31/1999        $ 3,170,180    $12,289,331   $   319,927
                                   -----------------------------------------

Note 7 - Temporary Investment Fund
----------------------------------
As of December 31, 2000, the proceeds from the liquidation of the Neuberger-Berman Genesis and Neuberger-Berman Guardian Funds were held in a temporary investment fund pending reinvestment in the WesMark Small Company Growth Fund and the AIM Basic Value Fund.

Note 8 - Subsequent Event
-------------------------
Effective January 1, 2001, State Street Bank and Trust Company became the trustee for the 401(k) portion of the Plan.




                                     10

                           WesBanco, Inc. KSOP
                             EIN 55-0571723
                               Plan #002
                         Schedule H, Line 4(i)
                 Schedule of Assets (Held at End of Year)
                           December 31, 2000



 Identity of
    Issue,
  Borrower,             Description of Investment, Including
 Lessor, or             Maturity Date, Rate of Interest, Par or
Similar Party                       Maturity Value                 Cost        Current Value
--------------------------------------------------------------------------------------------
        1,759,735       Temporary Investment Fund (Note #7)          NR          $ 1,759,735
Money Markets
-------------

          460,574       Federated Prime Obligations Plan (K Plan)    NR              460,574
          407,162       Federated Prime Obligations Fund (ESOP)      NR              407,162
Mutual Funds
------------

           47,159       WesMark Fixed Income Fund*                   NR              457,442
          191,279       WesMark Growth Fund*                         NR            2,884,488
           16,093       Harbor International Fund                    NR              231,254
           39,951       WesMark Balanced Fund*                       NR              443,854
           34,091       Harbor Capital Appreciation Fund             NR            1,212,965
           10,492       Federated Max-Cap Fund                       NR              281,397
Equity Securities
-----------------
          574,390       WesBanco Common Stock*                     7,943,849      13,498,166


Participant Loans
-----------------

              ---       Loan Account*                                 0               16,064
                        (interest rates range from 7.80%
                         to 9.00% and have maturities
                         through May 2006)


                       * Party-in-Interest
                         NR - Not Required





                                     11



                           WesBanco, Inc. KSOP
                             EIN 55-0571723
                                Plan #002
            Schedule H, Line 4(j) - Schedule or Reportable Transactions
                            December 31, 2000



                                                         Purchase      Selling        Cost of   Expenses   Current Value    Net
Broker          Description of Asset                       Price        Price          Asset    Incurred     of Asset       Gain
------          --------------------                     ---------     --------       -------   --------   -------------    ----
Category III
------------
                WesBanco Common Stock* (21 purchases)     $968,800                   $968,800                 $968,800
                WesBanco Common Stock* (22 sales)                      $1,086,057    $790,971                               $295,086
                Prime Obligations Fund* (50 purchases)  $1,723,530                 $1,723,530               $1,723,530
                Prime Obligations Fund* (27 sales)                     $1,549,749  $1,549,749                                    ---



* Nonparticipant-directed





                                     12


                                 SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              WESBANCO, INC. KSOP
                                              -------------------
                                              (Name of Plan)


June 29, 2001
-------------
Date



                                             /s/ Paul M. Limbert
                                             ----------------------------
                                             Executive Vice President
                                             and Chief Financial Officer